SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)*

Castle Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

J. Bryant Kirkland III
Vice President and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL  33131
Telephone: (305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS

VECTOR GROUP LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,501,964 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,501,964 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,501,964 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.5% (1)(2)
14	TYPE OF REPORTING PERSON (see instructions) CO; HC

(1) Includes (i) 715,592 Common Shares (as defined herein) issuable upon conversion of 217.53973 shares of Series A Preferred Stock (as defined herein) held by the Reporting Person and (ii) 357,796 Common Shares issuable upon the exercise of vested Warrants (as defined herein) held by the Reporting Person.  Does not include Common Shares issuable as dividends on the Series A Preferred Stock upon its conversion or a Liquidation of the Issuer, which dividends accrue at the rate of 10% per annum.
(2) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date, (ii) 715,592 Common Shares issuable upon conversion of 217.53973 shares of Series A Preferred Stock held by the Reporting Person and (iii) 357,796 Common Shares issuable upon the exercise of vested Warrants held by the Reporting Person.

CUSIP No. 148435100	13D/A	Page 3 of 5 Pages

SCHEDULE 13D/A

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Vector Group Ltd. (“VGR” or the “Reporting Person”), a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on October 21, 2008, as amended by Amendment No. 1 to Schedule 13D filed on June 20, 2011 with the SEC, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The source of funds for the acquisition of the Series A Preferred Stock and Warrants acquired by VGR on October 14, 2011 was the Existing VGR Debt.

To the best knowledge of VGR, the source of funds for the acquisition of the Series A Preferred Stock and Warrants acquired by Mr. Richard J. Lampen, the Executive Vice President of VGR and the Chief Executive Officer and a director of the Issuer, on October 14, 2011 was the $50,000 initial aggregate principal amount Temporary Note acquired by Mr. Lampen pursuant to the Affiliate Purchase Agreement (the “Lampen Temporary Note”) and the Existing Lampen Debt.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On October 14, 2011, the Issuer completed the transactions contemplated by the Affiliate Purchase Agreement and the Exchange Agreement.  In connection therewith, (i) VGR received 217.53973 shares of Series A Preferred Stock and Warrants to purchase 357,796 Common Shares in exchange for the Existing VGR Debt and (ii) Mr. Lampen received 259.1918 shares of Series A Preferred Stock and Warrants to purchase 426,303 Common Shares in exchange for the Existing Lampen Debt and the Lampen Temporary Note.

Item 5.	Interest in Securities of the Issuer

(a) and (b)          Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

VGR and its directors and executive officers beneficially own Common Shares as follows:

Name	Number of Common Shares	Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding
VGR	12,501,964(1)	Sole(2)	Sole(2)	11.5%(3)

Henry C. Beinstein	70,000(4)	Sole	Sole	0.1%(5)

Richard J. Lampen	2,405,409(6)	Sole	Sole	2.2%(7)

J. Bryant Kirkland III	42,500(8)	Sole	Sole	0.1%(9)

CUSIP No. 148435100	13D/A	Page 4 of 5 Pages

(1) Includes (i) 715,592 Common Shares issuable upon conversion of 217.53973 shares of Series A Preferred Stock held by the Reporting Person and (ii) 357,796 Common Shares issuable upon the exercise of vested Warrants held by the Reporting Person.  Does not include Common Shares issuable as dividends on the Series A Preferred Stock upon its conversion or a Liquidation of the Issuer, which dividends accrue at the rate of 10% per annum.
(2) To the knowledge of VGR, none of the directors and executive officers of VGR may be deemed to exercise voting power and dispositive power with respect to the shares owned by VGR.
(3) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date, (ii) 715,592 Common Shares issuable upon conversion of 217.53973 shares of Series A Preferred Stock held by the Reporting Person and (iii) 357,796 Common Shares issuable upon the exercise of vested Warrants held by the Reporting Person.
(4) Includes vested options to purchase 70,000 Common Shares.
(5) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of February October 14, 2011, as reported to the Reporting Person by the Issuer on such date and (ii) 70,000 Common Shares to be issued upon the exercise of vested options held by Mr. Beinstein.
(6) Includes (i) 852,605 Common Shares issuable upon conversion of 259.1918 shares of Series A Preferred Stock held by Mr. Lampen, (ii) 426,303 Common Shares issuable upon the exercise of vested Warrants held by Mr. Lampen and (iii) 600,000 Common Shares issuable upon the exercise of vested options held by Mr. Lampen.  Does not include Common Shares issuable as dividends on the Series A Preferred Stock upon its conversion or a Liquidation of the Issuer, which dividends accrue at the rate of 10% per annum.
(7) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date, (ii) 852,605 Common Shares issuable upon conversion of 259.1918 shares of Series A Preferred Stock held by Mr. Lampen, (iii) 426,303 Common Shares issuable upon the exercise of vested Warrants held by Mr. Lampen and (iv) 850,000 Common Shares issuable upon the exercise of vested options held by Mr. Lampen.
(8) Includes vested options to purchase 12,500 Common Shares.
(9) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date and (ii) 12,500 Common Shares to be issued upon the exercise of vested options held by Mr. Kirkland.

To the knowledge of VGR, none of the directors and executive officers of VGR may be deemed to be acting as a group with VGR.  There does not exist any agreement between or among VGR and any of the persons listed in Exhibit 1 attached hereto regarding the purchase, disposition, holding or voting of any of the Issuer’s securities. Accordingly, VGR disclaims beneficial ownership of the shares of the Issuer’s securities held by any of the persons listed in Exhibit 1 attached hereto.

(c)           Item 5(c) is hereby deleted in its entirety and replaced with the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.  Except as set forth in Item 4 of this Amendment, neither VGR nor, to the knowledge of VGR, any of its directors and executive officers other than Mr. Lampen has effected any other transactions in the Series A Preferred Stock or Common Shares in the 60 days prior to the date of this Amendment.

During the 60 days prior to the date of this Amendment, Mr. Lampen acquired an aggregate of 15,000 Common Shares for investment purposes in the open market transactions listed in the table below.

Date	Number of Common Shares Purchased	Price Per Share
8/29/2011	10,000	$0.24
9/09/2011	1,000	$0.25
9/09/2011	4,000	$0.26

(d)           No persons other than VGR, Mr. Lampen and Mr. Kirkland have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Preferred Stock, Warrants or Common Shares owned by them.

CUSIP No. 148435100	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 26, 2011

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
Name: J. Bryant Kirkland III
Title: Vice President and Chief
Financial Officer